Filed by Alpha Industries, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under
                                         the Securities Exchange Act of 1934
                                          Commission File Number:  001-05560
                                     Subject Company: Alpha Industries, Inc.

On May 10, 2002, Alpha Industries filed with the SEC a registration statement on Form S-4 containing a definitive proxy statement/prospectus-information statement regarding the proposed merger of Conexant's wireless communications business with Alpha. Investors and security holders are urged to read the definitive proxy statement/prospectus-information statement and any other relevant documents filed by Alpha with the SEC regarding the proposed merger because they contain, or will contain, important information about Alpha, Conexant's wireless communications business and the merger. The definitive proxy statement/prospectus-information statement was sent to Alpha stockholders on or about May 13, 2002, seeking stockholder approval of the proposed merger. Investors and security holders of Alpha may obtain a free copy of the definitive proxy statement/prospectus-information statement and any other relevant materials regarding the proposed merger, and other documents filed by Alpha with the SEC at the SEC's web site at http://www.sec.gov, on the "Investor Relations" section of the Alpha Web site, http://www.alphaind.com or by directing such request to Alpha Industries, Inc., Attn: Paul E. Vincent, 20 Sylvan Road, Woburn, MA, 01801.

Alpha and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Alpha Industries' stockholders. A list of the names of the directors and executive officers and descriptions of their interests in Alpha is contained in Alpha Industries' proxy statement for its 2001 annual meeting of stockholders filed with the SEC on July 30, 2001, and will also be included in future proxy statements filed with the SEC. Stockholders may obtain additional information about the interests of the directors and executive officers in the merger by reading the preliminary proxy statement/prospectus-information statement and the definitive proxy statement/prospectus-information statement when it becomes available.

THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY ALPHA INDUSTRIES, INC. ON MAY 21, 2002.






Alpha Contact:                                               Conexant Contacts:
Paul Vincent                                                 Editorial
Chief Financial Officer                                      Lisa Briggs
(781) 935-5150, ext. 4438                                    (949) 483-1148

                                                             Investor Relations
                                                             Thomas Schiller
                                                             (949) 483-4707

                       'SKYWORKS' CHOSEN AS THE NAME FOR
                ALPHA AND CONEXANT'S COMBINED WIRELESS COMPANY

 Company Assumes Tagline "Breakthrough Simplicity;" Nasdaq Ticker Symbol SWKS

WOBURN, Mass and NEWPORT BEACH, Calif., May 21, 2002 - Alpha Industries, Inc. (Nasdaq: AHAA) and Conexant Systems, Inc. (Nasdaq: CNXT) today announced that Skyworks Solutions, Inc. has been selected as the name for the new independent wireless company that will be created through the merger of Alpha and Conexant's wireless business. The new company name, logo and tagline "Breakthrough Simplicity(TM)" were unveiled today to the more than 4,000 employees worldwide.

         Skyworks will be the industry's leading wireless semiconductor company focused on radio frequency (RF) and complete semiconductor system solutions for mobile communications applications upon completion of the merger. The transaction between Alpha and Conexant remains on track to be completed by the end of next month. Following the close, Skyworks shares will begin trading on the Nasdaq Stock Market under the ticker symbol SWKS.

         "The name Skyworks was chosen because it defines who we are and what we do," said David Aldrich, chief executive officer of Alpha, who will become chief executive officer of Skyworks when the merger is complete. "`Sky' represents the vast and growing nature of wireless communications, and `works' addresses our ability to solve problems and provide customers with integrated solutions.

         "Wireless technology is extremely complex. It's our business to translate that complexity into simple solutions that are easily integrated, allowing our customers to focus on their product's features and servicing their customers," Aldrich added. "Today's handset customers are looking for more highly integrated products from fewer suppliers. Skyworks will be uniquely positioned to gain market share as we will possess the industry's widest breadth of essential technologies and a complete range of wireless products enabling us to offer our customers complete system solutions. Out of the gate, our top four customers will be the world's leading cellular handset manufacturers."

         The new company also unveiled its logo, a blue symbol representing a wireless network in the sky. The logo reflects the complex process of translating wireless technology into connectivity and clarity.

         Skyworks will adopt the tagline "Breakthrough Simplicity" to capture the company's core value proposition. The statement was chosen to convey the company's goal of turning complexity into simplicity, and simplicity into competitive advantage.

         To learn more about the new company please visit www.skyworksinc.com.


         Completion of the merger is subject to approval by Alpha shareholders, receipt of a ruling by the IRS that the spin-off of Conexant's wireless business immediately prior to the merger will be tax-free to Conexant stockholders and satisfaction of all other closing conditions.

         On May 10, 2002, Alpha Industries filed with the SEC a registration statement on Form S-4 containing a definitive proxy statement/prospectus - information statement regarding the proposed merger of Conexant's wireless communications business with Alpha. Investors and security holders are urged to read the definitive proxy statement/prospectus - information statement and any other relevant documents filed by Alpha with the SEC regarding the proposed merger because they contain, or will contain, important information about Alpha, Conexant's wireless communications business and the merger. The definitive proxy statement/prospectus-information statement is being sent to Alpha and Conexant stockholders. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus-information statement and any other relevant materials regarding the proposed merger, and other documents filed by Alpha with the SEC, at the SEC's web site at http://www.sec.gov or on the "Investor Relations" section of the Alpha Web site, http://www.alphaind.com.

Safe Harbor Statement

         This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to those detailed from time to time in Conexant's and Alpha's Securities and Exchange Commission filings.

About Alpha

         Alpha Industries is a leading provider of RF integrated circuit-based solutions, including semiconductors and ceramic components, for the wireless and broadband communications markets. Alpha's switches, power amplifiers and discrete semiconductors are used by the world's leading broadband, infrastructure and wireless communications companies to enhance the speed, quality and performance of voice, data and video. The company's Alpha Integration Platform(TM) (aiIP(TM)) is a breakthrough manufacturing, packaging and design technique that reduces design complexity and improves the OEM's overall time to market for new products. For more information, please visit Alpha's Web site, www.alphaind.com.


About Conexant

         Conexant Systems, Inc. is a worldwide leader in semiconductor system solutions for communications applications. Conexant leverages its expertise in mixed-signal processing to deliver integrated systems and semiconductor products through three separate businesses that address the wireless communications, broadband access and Internet infrastructure markets.

         Conexant's wireless communications business is focused on providing power amplifiers, radio-frequency subsystems and complete systems solutions. The broadband access business develops and delivers integrated solutions that enable digital entertainment and information networks for the home and small office. Mindspeed Technologies, the company's Internet infrastructure business, designs, develops and sells a complete portfolio of semiconductor networking solutions that facilitate the aggregation, transmission and switching of data, video and voice from the edge of the Internet to linked metropolitan area networks and long-haul networks.

         Conexant, headquartered in Newport Beach, Calif., delivered revenues of $1.1 billion for fiscal 2001. The company is a member of the S&P 500 and Nasdaq-100 indices. To learn more, visit us at www.conexant.com or www.mindspeed.com.


                                      ###

Skyworks, Skyworks Solutions, and the Breakthrough Simplicity tagline are trademarks or registered trademarks of Alpha Industries, Inc. and Conexant Systems, Inc., or its subsidiaries in the U.S. and in other countries. Conexant and Mindspeed are trademarks or registered trademarks of Conexant Systems, Inc. or its subsidiaries in the U.S. and in other countries.